Exhibit 3(b)(3)



Amendment to the Bylaws of
Patriot Transportation Holding, Inc.
Adopted December 5, 2001



RESOLVED, that the first sentence of Article II, Section 1 of the Company's Bylaws is hereby deleted in its entirety and replaced with the following sentence:

               "The annual meeting of the stockholders
shall be held on the first Wednesday in
the month of February in each year, at
the hour of 2:00 o'clock P.M., unless a
different date or time is determined by
the Board of Directors, for the purpose
of electing directors and for the
transaction of such other business as
may come before the meeting."


The remainder of Article II, Section 1 shall remain unchanged.



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